UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RAMCO-GERSHENSON PROPERTIES TRUST

(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

751452202

(CUSIP Number)

Lori J. Foust

Treasurer

Inland American Real Estate Trust, Inc.

2901 Butterfield Road

Oak Brook, Illinois 60523

(630 218-8000)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 751452202

1.	Names of Reporting Persons Inland American Real Estate Trust, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,263,037(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,263,037(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,263,037(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Inland Investment Advisors, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,445,887(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,445,887(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,887(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%(2)

14.	Type of Reporting Person (See Instructions) IA, CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc. through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Inland Real Estate Investment Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,445,887(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,445,887(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,887(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., a wholly owned subsidiary of Inland Real Estate Investment Corp., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Inland Real Estate Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons The Inland Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,445,887(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,445,887(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,887(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Inland Western Retail Real Estate Trust, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 70,550(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 70,550(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,550(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Eagle Financial Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons The Inland Real Estate Transactions Group, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 40,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14.	Type of Reporting Person (See Instructions) HC, CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Minto Builders (Florida), Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) The number of shares reported as beneficially owned is as of July 17, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,445,887(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,445,887(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,445,887(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.8%(2)

14.	Type of Reporting Person (See Instructions) HC, IN

(1) The number of shares reported as beneficially owned is as of July 17, 2008.  Includes shares beneficially owned by Inland Investment Advisors, Inc., an indirect wholly owned subsidiary of The Inland Group, Inc., through its management of the discretionary accounts of its clients.  Mr. Goodwin is the controlling shareholder of The Inland Group, Inc.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Robert D. Parks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,400(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,400(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of July 17, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

1.	Names of Reporting Persons Robert H. Baum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States Address of Principal Office: 2901 Butterfield Road, Oak Brook, Illinois 60523

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%(2)

14.	Type of Reporting Person (See Instructions) IN

(1) The number of shares reported as beneficially owned is as of July 17, 2008.

(2) The percentage is calculated based on a total of 18,469,456 of the Issuer’s common shares of beneficial interest, par value $0.01 per share, outstanding as of May 6, 2008, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2008.

CUSIP No. 751452202

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed by Inland American Real Estate Trust, Inc., Inland Investment Advisors, Inc., Inland Real Estate Investment Corporation, Inland Real Estate Corporation, The Inland Group, Inc., Inland Western Retail Real Estate Trust, Inc., Eagle Financial Corporation, The Inland Real Estate Transactions Group, Inc., Daniel L. Goodwin, Robert D. Parks and Robert H. Baum with the Securities and Exchange Commission (the “SEC”) on April 7, 2008 (the “Initial Statement” and together with Amendment No. 1 filed with the SEC on June 24, 2008, and Amendment No. 2, the “Schedule 13D”), in connection with the acquisition of Shares by Minto Builders (Florida), Inc. and the acquisition of additional Shares by Inland American.  Capitalized terms used in this Amendment No. 2 without being defined herein have the meanings given to them in the Initial Statement, or the prior amendment, as applicable.

Item 2.	Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented by the addition of the following information:

(a)           Minto Builders (Florida), Inc. (“MB REIT”)

(b)           State of Incorporation:  Florida

Address of Principal Office:  2901 Butterfield Road, Oak Brook, Illinois 60523

(c)           Principal Business:  MB REIT is a real estate investment trust which invests in and acquires, holds, manages, administers, controls and disposes of real estate assets.

(d)           MB REIT has not been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.  To the knowledge of MB REIT, none of the executive officers and directors of MB REIT has been convicted in a criminal proceeding during the last five years, excluding traffic violations or similar misdemeanors.

(e)           MB REIT is not, and during the last five years has not been, subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which it was a party.  To the knowledge of MB REIT, none of the executive officers and directors of MB REIT has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which subjected him or her to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to federal or state securities laws.

Please see Appendix I filed with this Schedule 13D for Identity and Background items (2)(a), (b), (c) and (f) of each of the executive officers and directors of MB REIT, which information is incorporated by reference into this Item 2.

In addition, the last paragraph of Item 2 of the Initial Statement is hereby amended and restated in its entirety as follows:

Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG, MB REIT, Daniel L. Goodwin, Robert D. Parks, and Robert H. Baum, collectively, are referred to herein as the “Reporting Persons.”

CUSIP No. 751452202

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Pursuant to the Inland American Advisory Agreement, Adviser has purchased on behalf of Inland American an additional 170,750 Shares for an aggregate price of $3,440,112 in approximately 17 open-market transactions from June 24, 2008 through July 17, 2008.  The working capital of Inland American and brokerage account margin loans were the sources of consideration for the purchases.

Pursuant to an investment advisory agreement for discretionary accounts, substantially in the form attached as Exhibit 7.3 to this Schedule 13D, Adviser has purchased on behalf of MB REIT 33,000 Shares for an aggregate price of $644,197 in approximately 7 open-market transactions from June 9, 2008 through July 17, 2008.  The working capital of MB REIT and brokerage account margin loans were the sources of consideration for the purchases.

The tenth and eleventh paragraphs of Item 3 of the Initial Statement are hereby amended and restated in their entirety as follows:

The Inland American Advisory Agreement and the investment advisory agreements for discretionary accounts by and between Adviser and each of Inland Western, IREC, Eagle, MB REIT, Mr. Goodwin, Mr. Parks, Mr. Baum and Adviser’s clients who are not Reporting Persons, respectively, are collectively referred to in this Schedule 13D as the “Advisory Agreements.”

To the knowledge of Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG and MB REIT, this Item 3 is inapplicable to the executive officers and directors listed on Appendices A through I, respectively, to the extent those officers and directors are not Reporting Persons, because none of the executive officers and directors who are not Reporting Persons owns any Shares of the Company.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           See response corresponding to row 11 of the cover page of each Reporting Person for the aggregate number of Shares beneficially owned by the Reporting Persons, which is incorporated herein by reference.  See response corresponding to row 13 of the cover page of each Reporting Person for the percentage of Shares beneficially owned by each of the Reporting Persons, which is incorporated herein by reference.  The Adviser makes decisions as to dispositions of the Shares held in the discretionary accounts of the Adviser Clients (as defined below in Item 6) by means of a committee composed of three of the directors of Adviser.  No one officer or director of any of the Reporting Persons, with the exception of Mr. Goodwin, has the ability to direct the disposition of the Shares.

(b)           See responses corresponding to rows seven through ten of the cover page of each Reporting Person for the number of Shares as to which that Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, and shared power to dispose or to direct the disposition, which responses are incorporated herein by reference.  The Adviser shares the power to vote or direct the vote and the power of disposition with each of the Adviser Clients with respect to the Shares in their respective accounts.

(c)           Since the most recent filing on Schedule 13D, Adviser has effected the following Share transactions for the account of Inland American, each via the New York Stock Exchange:

CUSIP No. 751452202

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
June 24, 2008	Buy	8,000	$20.88	$167,018
June 25, 2008	Buy	1,500	$21.06	$31,593
June 26, 2008	Buy	8,200	$20.79	$170,514
June 27, 2008	Buy	8,600	$20.20	$173,691
June 30, 2008	Buy	3,000	$20.48	$61,425
July 1, 2008	Buy	4,500	$20.83	$93,723
July 2, 2008	Buy	4,800	$20.83	$99,974
July 3 , 2008	Buy	1,800	$20.70	$37,251
July 7, 2008	Buy	6,400	$20.74	$132,705
July 8, 2008	Buy	14,000	$20.82	$291,539
July 9, 2008	Buy	29,800	$20.44	$609,106
July 10, 2008	Buy	15,500	$20.19	$313,459
July 11, 2008	Buy	20,000	$20.08	$402,153
July 14, 2008	Buy	15,000	$19.64	$295,016
July 15, 2008	Buy	10,000	$18.84	$188,747
July 16, 2008	Buy	2,900	$18.66	$54,204
July 17, 2008	Buy	16,750	$18.95	$317,997

Since the most recent filing on Schedule 13D, Adviser has effected the following Share transactions for the account of MB REIT, each via the New York Stock Exchange:

Date	Type of Transaction	No. of Shares	Price Per Share	Total Purchase Price
July 9, 2008	Buy	5,000	$20.30	$101,655
July 10, 2008	Buy	5,000	$20.19	$101,119
July 11, 2008	Buy	3,000	$20.08	$60,327
July 14, 2008	Buy	5,000	$19.64	$98,342
July 15, 2008	Buy	5,000	$18.84	$94,376
July 16, 2008	Buy	5,000	$18.66	$93,452
July 17, 2008	Buy	5,000	$18.95	$94,928

To the knowledge of Inland American, Adviser, IREIC, IREC, TIGI, Inland Western, Eagle, TIRETG and MB REIT, respectively, none of their executive officers and directors has effected any other transactions in Shares of the Company in the last 60 days.

(d)           None.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The first and third paragraphs of Item 6 of the Initial Statement are hereby amended and restated in their entirety as follows:

The Adviser purchased the Shares for the accounts of its clients, respectively, pursuant to the terms of the client’s corresponding Advisory Agreement.  The Advisory Agreements provide that Adviser has full discretionary authority with respect to the investment and reinvestment of the assets of the separate accounts that each of Inland American, IREC, Inland Western, Eagle, MB REIT, Mr. Goodwin, Mr. Parks, Mr. Baum, and Adviser’s other clients that own Shares (collectively, the “Adviser Clients” and each individually, an “Adviser Client”) maintains with Adviser, subject to certain investment guidelines that the Adviser Clients may provide from time to time.  These guidelines take effect generally fifteen days after notice to Adviser.  The Advisory Agreements also provide that the Adviser has the power as an Adviser Client’s proxy and attorney-in-fact to vote, tender or direct the voting or tendering of all of the assets of the accounts of that Adviser Client.  Either party to an Advisory Agreement may terminate that Advisory Agreement upon thirty days’ written notice.  The Inland American Advisory Agreement is attached to this Schedule 13D as Exhibit 7.1, a form of advisory agreement into which Adviser has entered with

CUSIP No. 751452202

Inland Western and IREC, respectively, is attached to this Schedule 13D as Exhibit 7.2, and a form of advisory agreement into which each of the other Adviser Clients has entered is attached as Exhibit 7.3 to this Schedule 13D.

Inland American, Adviser, IREIC, TIGI, Inland Western, IREC, Eagle, TIRETG and MB REIT are separate legal entities.  IREIC sponsored Inland American, IREC and Inland Western.  Adviser is a wholly owned subsidiary of IREIC, which is a wholly owned subsidiary of TIGI, of which Mr. Goodwin is a controlling shareholder.  Eagle is a wholly owned subsidiary of TIRETG, which is a wholly owned subsidiary of TIGI.  MB REIT is a controlled subsidiary of Inland American.  Some of the Reporting Persons have some common officers and directors; however, the boards of directors of Inland American, Inland Western, and IREC are each comprised of a majority of independent directors.  An investment committee comprised of three members of the board of directors of Adviser oversees the overall investment strategy and decisions made with respect to the discretionary accounts that Adviser manages within the respective investment guidelines provided to it by its clients, including Inland American and the other Adviser Clients.  Mr. Goodwin, Mr. Robert D. Parks and Ms. Roberta S. Matlin are the members of this investment committee.  Mr. Goodwin manages the day-to-day operations of Adviser.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit Number	Exhibit
7.6	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 17, 2008	INLAND AMERICAN REAL ESTATE TRUST, INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	Vice President – Administration

Dated:	July 17, 2008	INLAND INVESTMENT ADVISORS, INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	President

Dated:	July 17, 2008	INLAND REAL ESTATE INVESTMENT CORPORATION

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	Senior Vice President

Dated:	July 17, 2008	INLAND REAL ESTATE CORPORATION

/s/ Mark E. Zalatoris
		Name:	Mark E. Zalatoris
		Title:	Chief Executive Officer

Dated:	July 17, 2008	THE INLAND GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	July 17, 2008	INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

/s/ Steven P. Grimes
		Name:	Steven P. Grimes
		Title:	Chief Operating Officer and Chief Financial Officer

Dated:	July 17, 2008	EAGLE FINANCIAL CORP.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	July 17, 2008	THE INLAND REAL ESTATE TRANSACTIONS GROUP, INC.

/s/ Daniel L. Goodwin
		Name:	Daniel L. Goodwin
		Title:	President

Dated:	July 17, 2008	MINTO BUILDERS (FLORIDA), INC.

/s/ Roberta S. Matlin
		Name:	Roberta S. Matlin
		Title:	Vice President

Dated:	July 17, 2008	DANIEL L. GOODWIN

/s/ Daniel L. Goodwin

Dated:	July 17, 2008	ROBERT D. PARKS

/s/ Robert D. Parks

Dated:	July 17, 2008	ROBERT H. BAUM

/s/ Robert H. Baum

CUSIP No. 751452202

Appendix I

Executive Officers and Directors of MB REIT

Names and Titles of MB REIT Executive Officers and Directors	Principal Occupation or Employment and Business of Principal Employer	Business or Residence Address; Citizenship
Lori Foust, Director & Treasurer	Treasurer and Principal Financial Officer of Inland American; Chief Financial Officer of Inland American Business Manager & Advisor, Inc.; principally employed by IREIC.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Alan Greenberg, Director

Executive of the Minto Group Inc., a fully integrated real estate development, construction and management company with operations in Florida and Ottawa and Toronto, Canada, that (i) provides residential and commercial accommodations, (ii) builds new homes, (iii) manages residential rental homes and apartments in Ottawa and Toronto (iv) carries a commercial portfolio of office, retail and industrial space and (v) owns and operates Minto Suite Hotel, a hotel in downtown Ottawa.

2239 Yonge Street, Toronto, Ontario Canada Canadian Citizen

Brenda G. Gujral, Director & President	President and Chief Operating Officer, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

J. Eric McKinney, Director	Executive of the Minto Group Inc.	300-427 Laurier Avenue West, Ottawa, Ontario, Canada Canadian Citizen

Robert D. Parks, Director	Chairman, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Roberta S. Matlin, Vice President	Senior Vice President, Inland Real Estate Investment Corporation.	2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

Scott W. Wilton, Secretary

Secretary of Inland American; Assistant Vice President of The Inland Real Estate Group, Inc.; Secretary of Inland Real Estate Exchange Corporation; Secretary of Inland American Business Manager & Advisor, Inc.; principally employed as Assistant Counsel with The Inland Real Estate Group, Inc. law department, which provides legal services, including drafting and negotiating real estate purchase and sales contracts, leases and other real estate or corporate agreements and documents, performing due diligence, and rendering legal opinions.

2901 Butterfield Road Oak Brook, Illinois 60523 United States Citizen

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